BARACK FERRAZZANO KIRSCHBAUM PERLMAN & NAGELBERG LLP

333 WEST WACKER DRIVE, SUITE 2700

CHICAGO, ILLINOIS  60606

Sarah M. Bernstein
(312) 984-3226	Telephone (312) 984-3100
Voice Mail Ext. 4226	Facsimile (312) 984-3220
sarah.bernstein@bfkpn.com

September 16, 2005

VIA FACSIMILE AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 3628

Washington, D.C.  20549

Attention:  Jeffrey B. Werbitt, Attorney Advisor

RE:	Iowa First Bancshares Corp.

Schedule 13E-3
Filed August 5, 2005
File No. 5-80899

Preliminary Proxy Statement on Schedule 14A
Filed August 5, 2005
File No. 2-89283

Ladies and Gentlemen:

Iowa First Bancshares Corp. has today filed Amendment No. 1 to the Schedule 13E-3 and an amended Preliminary Proxy Statement on Schedule 14A.  These amendments set forth the responses to the comments of the Staff contained in a letter, dated September 2, 2005, relating to the above-referenced filings.

Two copies of the amended filings, and two copies that are marked to show changes from the filings made on August 5, 2005, are enclosed for your convenience.

Set forth below are the comments of the Staff contained in the Staff’s letter and immediately below each comment is the response with respect thereto.  Unless otherwise noted, the page numbers in our responses refer to the page numbers in the clean copies of the amended Preliminary Proxy Statement included with this letter.

Schedule 13E-3

Item 13.  Financial Statements, page 9

1.                                      We note that subsection (a) of this disclosure attempts to incorporate by reference financial information that is incorporated by reference in your Preliminary Proxy Statement.  Please revise to eliminate this “double incorporation.”  See 12b-23(b) of the Exchange Act.

1.                                       The Schedule 13E-3 has been revised in accordance with your comments.  See page 11 of the Schedule 13E-3.

Schedule 14A

General

2.                                      Rule 14a-4(b)(1) requires you to separately break out on the Proxy Card each matter to be voted on.  Separate matters may be cross-conditioned upon one another, such that one will not pass unless the other does.  See the September 2004 interim supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations, available on our Web site at www.sec.gov.  In this regard, what consideration was given to the need to unbundle the proposal to include two separate proposals, one representing the reverse stock split and one representing the forward stock split?  Your Preliminary Proxy Statement suggests that the reverse and forward stock splits may be separate matters that should be presented separately on the Proxy Card for shareholder vote.  Our belief is based on the fact that you have attached two different amendments to the company’s articles of incorporation, which appears to indicate that state law and the company’s governing instruments dictate that both matters are subject to a shareholder vote.  Please revise to allow shareholders to separately vote on the reverse and forward stock splits, or explain why, based on our telephone interpretation and the reasoning articulated in this comment, separation is not required.

2.                                       The Proxy Card and the Voting Instructions for the participants in our Employee Stock Ownership Plan (with 401(k) provisions) have been revised to allow shareholders and plan participants to separately vote on the reverse and forward stock splits.  In addition, the Letter to Plan Participants and the Preliminary Proxy Statement has been revised to explain that neither amendment will be implemented unless both are approved.  See the Proxy Card, the Voting Instructions, the Letter to Plan Participants and pages 1, 2, 10 and 55 of the Preliminary Proxy Statement.

3.                                      Please provide a pro forma beneficial ownership table to disclose the beneficial owners of 5% or more of each class of Iowa First’s voting securities after the amendment to its articles of incorporation.

3.                                       The Preliminary Proxy Statement has been revised to include a pro forma beneficial ownership table for 5% shareholders in the Summary Term Sheet.  The existing beneficial ownership table in the Preliminary Proxy Statement has also been revised to include the pro forma beneficial ownership of the officers, directors and 5% shareholders after the split transaction.  See pages 8 and 62 of the Preliminary Proxy Statement.

4.                                      Please revise to clarify that the Preliminary Proxy Statement and the form of proxy are preliminary copies.  See Rule 14a-6(e)(1).

4.                                       The Proxy Card and the Preliminary Proxy Statement have been revised in accordance with your comments.  See the Proxy Card, the letter to shareholders and page 1 of the Preliminary Proxy Statement.

Summary Term Sheet, page 1

Fairness of the Split Transaction; Board Recommendation, page 3

5.                                      In the interest of balanced disclosure, please revise to also summarize the countervailing factors as they apply to the board’s recommendation as to the fairness of the transaction to the unaffiliated security holders that will be cashed out and those that will remain.  For example, we note the discussion of these countervailing factors on page 26.

5.                                       The Preliminary Proxy Statement has been revised in accordance with your comments.  See page 5 of the Preliminary Proxy Statement.

6.                                      You disclose that your board is “primarily” comprised of independent directors.  Please revise to specifically disclose the number of independent directors on your board, as well as the number of total directors.  Also, disclose the criteria upon which you are judging independence.

6.                                       The Preliminary Proxy Statement has been revised in accordance with your comments.  See pages 4 and 28 of the Preliminary Proxy Statement.

7.                                      You disclose here and throughout the Preliminary Proxy Statement that a security holder may determine whether or not to remain a security holder after the split transaction by acquiring sufficient shares so that they hold at least 1,000 shares immediately prior to the split transaction or selling sufficient shares so that they hold less than 1,000 shares immediately prior to the split transaction is a positive factor in support of the fairness of the transaction.  However, unaffiliated security holders who elect to do so will hold a very small percentage of the company controlled by others with no public market through which to liquidate their shares, and no guarantee of any future dividends.  Accordingly, explain how the board viewed the opportunity to purchase shares in the open market as a factor that favored the fairness of this transaction to unaffiliated security holders.  Further, explain how this supports your determination as to fairness in light of the current lack of liquidity and infrequent trading of your common stock.  In this regard, you should explain any difficulty that security holders may have in trying to acquire or dispose of common stock prior to the split transaction.

7.                                       The Preliminary Proxy Statement has been revised in accordance with your comments.  See pages 4 and 28 of the Preliminary Proxy Statement.

Purpose and Structure of the Split Transaction, page 5

8.                                      We note that the board will have the discretion to determine if and when to effect the split transaction, and reserves the right to abandon the transaction even if it is approved by the shareholders.  Please briefly discuss the circumstances under which the board may decide to abandon the transaction.

8.                                       The Preliminary Proxy Statement has been revised in accordance with your comments.  See pages 6 and 55 of the Preliminary Proxy Statement.

9.                                      We refer you to the discussion regarding the treatment of shares held in “street name.”  You indicate that security holders should talk to their broker, nominee or agent to determine how they expect the reclassification transaction to affect them.  Explain whether a security holder may convert their shares so that they hold them of record rather than in street or may purchase additional shares, dispose of shares or change their ownership structure to be certain they either get cashed out or remain a security holder of Iowa First.

9.                                       The Preliminary Proxy Statement has been revised in accordance with your comments.  See pages 6 through 7 of the Preliminary Proxy Statement.

Effects of the Split Transaction, page 5

10.                               We note on page 6 that you disclose that the directors and executive officers have interests in this transaction.  Please revise to briefly disclose the “interests” that your officers and directors have in this transaction.  Also, confirm that the compensation to be received by your officers and directors will not increase as a result of this transaction and that there will not be any material alterations to the existing executive agreements that will be favorable to your executive officers as a result of this transaction.  To the extent that there are material differences between the interests of your officers and directors and the unaffiliated security holders in this transaction, prominently provide a summary of the interests and potential conflicts of interests of affiliates under a separate heading in your “Summary Term Sheet.”

10.                                 The Preliminary Proxy Statement has been revised in accordance with your comments.  See pages 8 through 9, 43 and 47 through 48 of the Preliminary Proxy Statement.

11.                                 We note that your directors and executive officers will own a greater percentage of common stock on a post-split basis.  Please disclose the increase.

11.                                 The Preliminary Proxy Statement has been revised in accordance with your comments.  See pages 7, 8, 42, 43 and 62 of the Preliminary Proxy Statement.

Financing of the Split Transaction, page 7

12.                                 You disclose that you intend to borrow funds and that you are discussing terms with various potential lenders.  Please disclose, under this subheading, the total amount of funds or other consideration to be used in this transaction.  Also, update the disclosure regarding your discussions with various potential lenders.  To the extent known, disclose the information required by Item 1007 of Regulation M-A.  Further, you should briefly address the consequences as they relate to this transaction if Iowa First is unable to borrow the necessary funds.

12.                                 The Preliminary Proxy Statement has been revised in accordance with your comments.  See pages 9 and 48 of the Preliminary Proxy Statement.

Vote Required for Approval, page 8

13.                                 Disclose the treatment of broker non-votes for purposes of counting the votes and determining whether a quorum is present.  Refer to Item 21(b) of Schedule 14A.

13.                                 The Preliminary Proxy Statement has been revised in accordance with your comments.  See pages 10 and 56 of the Preliminary Proxy Statement.

Questions and Answers about the Split Transaction, page 10

14.                                 It appears that your Questions and Answers section repeats a great deal of information from the Summary Term Sheet.  Please revise to eliminate unnecessary repetition.  In particular, we suggest you limit the Questions and Answers section to procedural matters relating to the meeting.

14.                                 The Preliminary Proxy Statement has been revised in accordance with your comments.  See pages 12 through 13 of the Preliminary Proxy Statement.

Can I change my vote after I have mailed my Proxy Card?  page 10

15.                               Briefly describe how a shareholder may revoke a proxy.

15.                                 The Preliminary Proxy Statement has been revised in accordance with your comments.  See pages 11, 12 through 13 and 56 through 57 of the Preliminary Proxy Statement.

Special factors, p. 11

Overview of the Split Transaction, page 14

16.                               We note your disclosure that your shares will continue to be traded on the OTCBB.  In view of the fact that you will no longer have a registered class of securities, advise of the basis of your belief that you will be able to continue to have your common stock traded on the OTCBB.

16.                                 Section 6530a.4 of the OTCBB rules provides an exception for banks or savings associations that are not registered with the SEC but are current with all required filings with the applicable federal banking agency or state bank supervisor.  We have confirmed with representatives of the OTCBB on a number of occasions that this exception is applicable to bank holding companies such as Iowa First.  Iowa First will continue to make its required filings with the Federal Reserve following the split transaction and will provide copies of those filings to the OTCBB.

Background of the Split Transaction, page 15

17.                               You disclose that the board met on December 16, 2004 and then in March of 2005.  Expand to discuss any actions taken by the company, including management, regarding the transaction during the period between board meetings.  Provide similar disclosure for the time period between March of 2005 and July 18, 2005.

17.                                 The Preliminary Proxy Statement has been revised to include disclosure regarding the activities of management between the December 2004 and March 2005 board meetings.  As reflected in the Preliminary Proxy Statement, no activities concerning the transaction were conducted during this time.  See pages 18 and 19 of the Preliminary Proxy Statement.

We believe the Preliminary Proxy Statement currently includes substantial disclosure concerning the activities conducted from March 2005 to July 2005, including the hiring of a financial advisor and a description of May, June and July board meetings.  See pages 18, 19, 20 and 21 of the Preliminary Proxy Statement.

18.                               We note that management provided reports to your board of directors reviewing the potential advantages and disadvantages of becoming a private company at the board meeting in December 2004 and March 2005.  Please revise to provide a materially complete summary of these reports.  To the extent that these reports are materially different, please disclose.

18.                                 Iowa First believes that the summary of the December 2004 report in the Preliminary Proxy Statement is materially complete.  The Preliminary Proxy Statement has been otherwise revised in accordance with your comments.  See pages 18 and 19 of the Preliminary Proxy Statement.

19.                               We note that MB&R determined that a reasonable range of the fair value of your common stock was $36.20 and $40.54.  Expand your disclosure to explain in more detail how the board ultimately derived the $38.00 per share price.

19.                                 The Preliminary Proxy Statement has been revised in accordance with your comments.  See pages 20 through 21 of the Preliminary Proxy Statement.

Reasons for the Split Transaction; Fairness of the Split Transaction; Board Recommendation, page 21

20.                               We refer you to the countervailing factors discussed on page 26 and 28.  Please revise to ensure that you include a reasonably thorough discussion of the detriments of the reverse stock split.  See Instruction 2 of Item 1013 of Regulation M-A.  for example, but without limitation, it appears that one of the adverse effects of the reverse stock split will be that unaffiliated security holders will be required to surrender their shares involuntarily in exchange for a cash price determined by your board and that shareholders will not have the right as a result of the reverse stock split to liquidate their shares at a time and for a price of their choosing.  Also, revise to discuss that the company will no longer be subject to the provisions of the Sarbanes-Oxley Act or the liability provisions of the Exchange Act and that the officers of the company will no longer be required to certify the accuracy of its financials statements.  Also, it appears that the unaffiliated security holders that will continue as security holders will find that the common stock will be less liquid following this going private transaction as you discuss on the bottom of page 43.

20.                                 The Preliminary Proxy Statement has been revised in accordance with your comments.  See page 27 of the Preliminary Proxy Statement.

21.                               We note that you intend to provide security holders with annual reports after going private.  Please disclose how you plan to disseminate these reports.

21.                                 The Preliminary Proxy Statement has been revised in accordance with your comments.  See pages 22, 27 and 42 of the Preliminary Proxy Statement.

22.                               Expand to address the loss of the benefits of registration under Section 12 of the Securities Exchange Act of 1934 as a potential negative associated with this transaction.

22.                                 The Preliminary Proxy Statement has been revised in accordance with your comments.  See pages 5 and 27 of the Preliminary Proxy Statement.

23.                               We note on page 29 that in evaluating the $38.00 per share price the board considered whether this constitutes fair value in relation to the net book value of Iowa First.  However, it does not appear that you provide a discussion of this evaluation.  As you know, all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination in a Rule 13e-3 transaction and should be discussed.  Revise the discussion of the board’s fairness determination to address all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A, including net book value.  See Question and Answer No. 20 of Exchange Act Release No. 34-17719.

23.                                 The Preliminary Proxy Statement has been revised in accordance with your comments.  See page 30 of the Preliminary Proxy Statement.

Valuation of Financial Advisor; Fairness Opinion, page 30

24.                               Although we understand that you filed the opinion and final report of MB&R as an exhibit to your Schedule 13E-3, we remind you that that each and every report, opinion, consultation, proposal, or presentation, whether written or oral, preliminary or final, received by the company or any affiliates from any third party and materially related to this offer constitutes a separate Item 1015 report that must be described in detail in the document and, if written, filed as an exhibit to Schedule 13E-3.  This requirement includes final and preliminary reports.  For example, supplementally confirm that you have described in detail all oral presentations made to the board by MB&R concerning the valuation methodologies that it used in preparing its opinion.  In addition, you should file as exhibits to the Schedule 13E-3 any materials used to present information to the Board such as board books, slides, etc.

24.                                 Iowa First confirms that it has described in detail all oral presentations made to the board by MB&R, which occurred on July 7, 2005, and July 21, 2005.  The only materials used by MB&R to present information to the board was the valuation report, which is included with the Preliminary Proxy Statement.

25.                               We note that the summary of MB&R’s opinion is qualified in its entirety by the full text of the opinion.  A qualification of this type appears to be inconsistent with the requirement that all material information be provided in the information statement.  Please revise.

25.                                 The Preliminary Proxy Statement has been revised in accordance with your comments.  See page 32 of the Preliminary Proxy Statement.

26.                               You must disclose the projections and underlying assumptions given to MB&R and used to formulate its opinion.  See Item 1015 of Regulation M-A.  For example, we note your reference to management projections on page 32.

26.                                 The Preliminary Proxy Statement has been revised in accordance with your comments.  See page 33 of the Preliminary Proxy Statement.

27.                               Expand in greater detail how MB&R assessed the fairness of the premium being paid in this proposed transaction.  That is, we note that the Comparable Transaction Analysis yielded a higher per share value than that being paid for shares cashed out in this reverse stock split.  How did MB&R and your board consider this?

27.                                 The Preliminary Proxy Statement has been revised in accordance with your comments.  See pages 21 of the Preliminary Proxy Statement.

28.                               We note that MB&R used a range of terminal values of 13 to 19 times year five’s projected earnings and a range of discount rates that ranged from 10% to 12%.  Please expand your discussion to further explain why MB&R chose those terminal values and discount rates.

28.                                 The Preliminary Proxy Statement has been revised in accordance with your comments.  See page 38 of the Preliminary Proxy Statement.

Financial Information, page 56

29.                               Please review the presentation of your financial statements to disclose the ratio of earnings to fixed charges in a manner consistent with Item 503(d) of Regulation S-K.  See Item 1010(c)(4) of Regulation M-A.  Be advised that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(c)(4) is not limited to circumstances in which a company has registered debt securities and/or preference equity securities.  Rather, Item 1010(c)(4) of Regulation M-A requires that Community Financial (sic) present its ratio of earnings to fixed charges “in a manner consistent with 503(d) of Regulation S-K”  The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the company has any fixed charges.

29.                                 The Preliminary Proxy Statement has been revised in accordance with your comments.  See pages 58 through 60 of the Preliminary Proxy Statement.

30.                               We refer you to the pro forma financial statements on page 57.  Similar to the above comment, please revise to include all of the pro forma information required by Item 1010(b) of Regulation M-A.  In this regard, it does not appear that your pro forma information contains the ratio of earnings to fixed charges.  Also, your pro forma information should be presented for the most recent fiscal year and the latest interim period.

30.                                 The Preliminary Proxy Statement has been revised in accordance with your comments.  See pages 58 through 60 of the Preliminary Proxy Statement.

Forward Looking Statements, page 61

31.                               The disclaimer in the first paragraph of this section is inconsistent with your amendment obligations under Rule 13e-3 and the proxy rules.  Under those provisions, you have an affirmative obligation to revise the disclosure whenever it changes materially.  Please delete.

31.                                 The Preliminary Proxy Statement has been revised in accordance with your comments.  See page 65 of the Preliminary Proxy Statement.

Information Incorporated by Reference, page 47

32.                               Please confirm that you plan to deliver the annual report and quarterly report that you are incorporating by reference within this Preliminary Proxy Statement or otherwise advise.  See Item 13(b)(2) of Regulation 14A.

32.                                 Iowa first does not plan to deliver the annual report and quarterly report with the Preliminary Proxy Statement.  Iowa First has incorporated by reference in the Preliminary Proxy Statement its most recent annual report and quarterly report in accordance with Instruction No. 1 of Item 13 of Schedule 13E-3.  Because Iowa First is not engaging in a transaction of the type specified in Items 11 or 12 of Schedule 14A, Iowa First in not required to include the financial information specified under Item 13(a) of Schedule 14A and is not required to distribute the annual and quarterly reports under Item 13(b) of Schedule 14A.

33.                               Neither Rule 13e-3 nor Schedule 14A allow you to forward incorporate by reference to documents not yet filed.  If you wish to incorporate by reference such future filings, you must amend to specifically name them.  Please delete the statement to the contrary in this section.

33.                                 The Preliminary Proxy Statement has been revised in accordance with your comments.  See page 65 of the Preliminary Proxy Statement.

A statement from Iowa First acknowledging responsibility for the accuracy and adequacy of the disclosure is enclosed with this letter.

Please do not hesitate to call John E. Freechack at (312) 984-3223 or me at (312) 984-3226 if you have any further questions or if we can be of further assistance.

Very truly yours,

Sarah M. Bernstein

Enclosures
cc:
John E. Freechack, Esq.

IOWA FIRST BANCSHARES CORP.

300 East Second Street

Muscatine, Iowa 52761

(563) 263-4221

September 16, 2005

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 3628

Washington, D.C.  20549-0408

Attention:  Jeffrey B. Werbitt, Attorney Advisor

RE:	Iowa First Bancshares Corp.
Schedule 13E-3, File No. 5-80899
Preliminary Proxy Statement on Schedule 14A, File No. 2-89283
Filed August 5, 2005

Ladies and Gentlemen:

In accordance with the comments of the staff contained in a letter, dated September 2, 2005, relating to the above-referenced filings (the “Filings”), the undersigned officer of Iowa First Bancshares Corp. (the “Company”), on behalf of the Company, acknowledges that:

•                                 the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•                                 staff comments or changes to disclosure in response to staff comments in the Filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filings; and

•                                 the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours,

Iowa First Bancshares Corp.

By:	/s/ Kim K. Bartling
Kim K. Bartling, Executive Vice President and Chief Operating Officer